


Proposal For Change at Hyperdynamics Corporation

January 2016

Additional information

Empower Capital and James Wilson intends to make a filing with the Securities and Exchange Commission of a definitive proxy statement and an accompanying proxy card to be used to solicit proxies in connection with the 2015 Annual Meeting of Stockholders (including any adjournments or postponements thereof or any special meeting that may be called in lieu thereof) (the "2015 Annual Meeting") of the Company. Information relating to the participants in such proxy solicitation will be included in materials filed with the Securities and Exchange Commission. Stockholders are advised to read the definitive proxy statement and other documents related to the solicitation of stockholders of the Company for use at the 2015 Annual Meeting when they become available because they will contain important information, including additional information relating to the participants in such proxy solicitation. When completed and available, the definitive proxy statement and a form of proxy will be mailed to shareholders of the Company. These materials and other materials filed in connection with the solicitation of proxies will be available at no charge at the Securities and Exchange Commission's website at www.sec.gov.

Cautionary Statement Regarding Forward-Looking Statements
The information herein contains "forward-looking statements." Specific forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts and include, without limitation, words such as "may," "will," "expects," "believes," "anticipates," "plans," "estimates," "projects," "targets," "forecasts," "seeks," "could" or the negative of such terms or other variations on such terms or comparable terminology. Similarly, statements that describe our objectives, plans or goals are forward-looking. Our forward-looking statements are based on our current intent, belief, expectations, estimates and projections regarding the Company and projections regarding the industry in which it operates. These statements are not guarantees of future performance and involve risks, uncertainties, assumptions and other factors that are difficult to predict and that could cause actual results to differ materially. Accordingly, you should not rely upon forward-looking statements as a prediction of actual results and actual results may vary materially from what is expressed in or indicated by the forward-looking statements.

EMPOWER
CAPITAL

Summary of contents

1. Executive summary

2. Ray Leonard and the Board – A history of incompetence and unaccountability

3. Empower proposes a new growth strategy and new team

4. Empower believes in the Guinea block and opportunities in Africa

5. What can shareholders do at this critical time?

Appendix

A. Analysis of Guinea concession's strong fundamentals and significant upside potential

EMPOWER
CAPITAL

EXECUTIVE SUMMARY

Situation overview

Empower Capital proposes four experienced, proven, and trusted oil & gas and Africa-focused executives who are committed to creating long-term and sustainable value at Hyperdynamics

Empower Capital is a merchant bank with significant Africa experience	Empower Capital (Empower), together with an experienced oil & gas and Africa-focused group of executives (we or us), are working to implement change at Hyperdynamics Corporation (Hyperdynamics or the Company)
Hyperdynamics is an important focus for us	We have a deep understanding of the situation at Hyperdynamics and believe in the potential of the Company. However, we believe that change is needed to position the Company to create substantial shareholder value
Ray Leonard and the Board have caused significant value destruction to shareholders	Hyperdynamics CEO, Ray Leonard, and the legacy board members (the Board) have overseen the loss of more than 97% of Hyperdynamics' value, totaling almost $1 billion in shareholder value destruction during the past five years. Primarily related to **factors other than** the decline in oil prices or the previous DOJ & SEC FCPA investigation
In past 3 years, Ray Leonard and the Board have squandered the Company's growth capital	Since March 2012, almost $50 million in cash has been spent on salaries, administration, and general expenses – for a company in which the operatorship of its only asset was farmed out in 2012, no growth initiatives executed, and excluding the $12.7 million spent on FCPA related costs

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Problems at the Company are directly attributable to actions of the CEO and Board

1 Spent almost $50 million in salaries and administration while spending nothing on growth initiatives over the past 3 years **and not including FCPA costs**

5 Have historically publicly antagonized and acted aggressively with their key operating partners, at a time when cooperation was needed – now suing partners

2 Costly failed and unexplained attempt to "diversify asset base" with two separate down payments totaling **$10 million that was completely lost within 5 months**

6 CEO and specific Directors specifically **sued in 3 separate instances** by different sets of shareholders for misleading shareholders and for misrepresentation

3 Since 2011, the top management and directors have **paid themselves almost $18 million in salary** and payments, with salaries raised again in October 2015

7 Spent almost $13 million on fees relating to FCPA cases, when our research and a Wall Street Journal report indicate **should be much less than $5 million**

4 Overspent to drill only one well for $125 million, more than 3.5x estimate, when consistently stating would be easy to drill two wells for only $80 million

8 Before announcing multiple negative news, changed Company's by-laws to require 50% more shares for shareholders to initiate a shareholder meeting

These and other actions demonstrate that the CEO and Board not only lack strategy and vision, but are the primary cause of Hyperdynamics' problems

The squandering of shareholder capital and complete loss of credibility pose a real chance that the Company could cease to exist before it is able to realize its full potential

EMPOWER CAPITAL

Why we believe change is needed at Hyperdynamics

We recommend replacing Ray Leonard and the Board which has overseen the loss of more than 97% of Hyperdynamics' market value, misled shareholders, and which does not have support of the Guinea government

1   **Lack of competence and oversight resulted in substantial loss of Company's value**

2   **Ineffectual internal controls and lack of accountability has led to multiple missteps**

3   **Consistent display of disregard for the Company, shareholders, and partners**

4   **Continuous questionable actions have led to loss of complete credibility**

5   **No strategy or vision to take advantage of current opportunities for future growth**

EMPOWER CAPITAL

Why now is the time for change

We believe that under the right leadership Hyperdynamics has substantial growth potential

Status quo may be death sentence	Without real change, the Company may cease to exist before the opportunity to realize significant shareholder value
Current leadership incompetent	Weak Board and incompetent CEO will lead to more of the same
Transformational opportunities available	Current oil price environment has presented low cost giant-sized opportunities for the right team with the ability to identify and acquire
Reengagement with investors and other partners urgently needed	It is imperative to reengage with the Company's partners and work with the government of Guinea to ensure the block is secured for the long-term, while reestablishing a relationship with the global investment community to present Hyperdynamics' compelling Guinea opportunity and additional growth story
Proven, trusted, and committed team available	Our team has a clearly defined growth plan, strong Africa expertise, and the right relationships in the U.S., Guinea, the United Kingdom, and Korea

EMPOWER
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Additional reasons specific directors need to be replaced

Given the make up and actions of specific leading members of the Board, it is clear why the Company has experienced the multiple missteps and errors

William Strange	Fred Zeidman	Gary Elliston
■ A Director since 2010, he is one of the longest serving directors and has overseen and approved essentially all of the destructive actions by Ray Leonard ■ Although he was an audit partner with Deloitte for over 29 years, he failed to provide the needed oversight to prevent the ineffectual controls that led to the multiple disastrous missteps ■ Essentially every year since he has been a director, the Company has reported some type of material internal control or accounting issue	■ A Director since 2009, he is the longest serving legacy director and a very key decision maker in the disastrous actions that Ray Leonard has taken and continues to take ■ He has been <u>specifically identified and accused</u> in the ongoing lawsuit by other shareholders for hiding and misrepresenting information and possibly directly lying to shareholders ■ He has been paid almost $800,000 as a non-executive and is a clear part of the culture of excess and unaccountability	■ Appointed in November 24, 2015, he appears to be a Ray Leonard crony and that his Director appointment is a form of payment for buying shares to vote at the shareholder meeting ■ A medical malpractice attorney, he seems to have no relevant business, capital markets, oil & gas, nor international experience ■ Ray Leonard increased the size of the board to add him as a director when he appears to provide very little if any benefit to the Company as a director

Only replacing Ray Leonard will not be enough to fix the problems at the Company, certain directors also need to be replaced and a culture of shareholder focus and director accountability put in place

EMPOWER CAPITAL

Empower's strategy for realizing sustainable growth and value creation

We propose replacing the Board with a new management and team that will work very hard to get the Guinea block drilled while maintaining the long-term support of the Guinea government

We propose a refocused strategy and reengagement with partners

- Improve capital allocation & emphasize partnerships

- Rebuild trust with global partners, investors, and other key stakeholders

- Opportunistically acquire a low cost world-class prolific potential asset

We propose replacing the Board with uniquely qualified and proven value creators

- Empower's director nominees each has skills important and necessary for taking Hyperdynamics to the next level of growth and development

- Proposed director candidates bring fresh perspectives and willingness to work very hard to get the Guinea block drilled while maintaining the long-term support of the Guinea government

- Additionally, they possess the right experience, relationships, and focus to transform Hyperdynamics and create substantial shareholder value

EMPower
CAPITAL

Experienced and high performing group to lead strategic growth plan

Proven and uniquely positioned to develop Hyperdynamics into high impact low cost Africa focused explorer



Gerald Bailey, PhD

- Petroleum engineer with over 40+ years experience in all aspects of onshore and offshore oil exploration and development, and has served on numerous energy company executive boards
- Former President of Exxon for the Arabian Gulf, responsible for all aspects of Exxon's business activities in the region
- Currently Chairman of Bailey Petroleum and American Impact Energy as well as Vice Chairman of Trinity Energy Group
- Serves as Chief Executive Officer of TSX listed MCW Energy, which is developing environmentally-safe extraction methods of oil
- Held senior and executive positions with Abu Dhabi Onshore Oil Company, Qatar Petroleum Corp, and Esso Standard Libya



William Hayden, BSc

- Geologist with over 35+ years experience in the African oil & gas and natural resource exploration industry
- Former Co-founding Director of Ivanhoe Agadem Petroleum, one of first western oil groups to re-discover the prolific Agadem oil basin and work with the Government of Niger and their most recent petroleum code advisors to explore the basin prior to CNPC
- Co-founder and former President of Ivanplats, a successful first mover in DRC and southern Africa having discovered and initiated develop of two of the largest natural resource projects in Africa since the early 1990's
- Previously President of Ivanhoe Philippines and GoviEx Uranium Niger
- Currently a Director of Ivanhoe Mines (TSX), NovaCopper (NYSE & TSX), Globe Metals & Mining (ASX), and Sky Alliance Resources



James Wilson, MBA

- Over 15+ years experience in financing and developing public and private companies and projects in U.S., Africa, and Asia
- Chairman of Empower Capital, an emerging natural resource and infrastructure projects developer in Africa, including in Nigeria, Ethiopia, Kenya, Zambia, Ivory Coast, and other West African countries
- Senior Advisor or Director of Fortune 500 and junior companies operating in Africa, including Sinopec, China Railway Construction Corporation, and Sky Alliance Resources
- Former investment banker with JP Morgan, Standard Chartered, and Morgan Joseph
- Deep and close relationships with key decision makers across multiple countries in Africa and recognized by global media outlets as an innovative Africa-focused entrepreneur and deal-maker



Andrew Windham, BA

- Over 30+ years experience in the oil exploration industry, primarily focused in Africa where he has explored for or developed oil & gas projects in over 10 African countries
- Currently a Director of T5 Oil and Gas, which is an Africa focused oil & gas exploration and investment company founded by previous Tullow Board members and senior executives
- Former Managing Director of the Africa region at Tullow Oil, where he played a key role in making Tullow what it is today and led the company's entry into now prolific countries with significant oil discovers such as Ghana, Kenya, Uganda, among many others

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Empower's director nominees have substantial exploration success across Africa

Proposed director nominees have led development of or discovered some of the most prolific recent oil and natural resource projects in Africa



Niger
Ivanhoe Agadem Exploration: Founding Director of one of the first western oil groups to identify the prospectivity of now prolific Agadem basin

Guinea
Sky Alliance: Led and advised minerals exploration junior company through successful and over-subscribed IPO of its principle mining asset

Ghana
Tullow: Opened up the now prolific basin with the ground-breaking discovery of the substantial Jubilee offshore field

Brought the Jubilee field on-stream within two and a half years of its discovery

Libya
Exxon: Supervised the LNG and oil field production operations in the country, which is one of the largest oil producers in Africa

Uganda
Tullow: Opened up the now prolific basin with a series of discoveries in or around Lake Albert with successful sale down to CNOOC and Total

DRC
Ivanhoe Mines: Successfully discovered and initiated the largest copper belt find since the early 1990's

Ranks as world's largest high-grade copper discovery (PDAC's international discovery of year)

In contrast to the current Board, our proposed director nominees have significant experience in Africa and global capital markets, with the ability to successfully work under the most demanding situations

EMPOWER
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Overview of skills matrix of Empower director nominees

   

	Gerald Bailey, PhD	William Hayden, BSc	James Wilson, MBA	Andrew Windham, BA
Proposed Director Nominees				
International Oil & Gas and Resources Experience	✓	✓	✓	✓
Africa Experience	✓	✓	✓	✓
Guinea Experience		✓	✓	
Strategic Oversight	✓	✓	✓	✓
Other Board Experience	✓	✓	✓	✓
Governance	✓	✓	✓	✓
Financial & Accounting	✓	✓	✓	✓
Mergers & Acquisitions	✓	✓	✓	✓
Government Relations / Regulatory	✓	✓	✓	✓
Human Resources	✓	✓	✓	✓
Legal / Capital Markets Experience in US	✓	✓	✓	
Global Capital Markets Experience	✓	✓	✓	✓
Risk Management	✓	✓	✓	✓

EMPOWER
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RAY LEONARD AND THE BOARD – A HISTORY OF INCOMPETENCE AND UNACCOUNTABILITY

EMPOWER
CAPITAL

Lack of competence and oversight resulted in substantial lose of Company's value

Every year for the past five years Ray Leonard and the Board have lost a significant amount of shareholder value, destroying a total of almost $1 billion or over 97%



Hyperdynamics market capitalization destruction over time [1]

$MMs

$945.0

$383.3

$100.6 $85.7 $16.2 $12.0

97% Decline

(1) Hyperdynamics market capitalization are as of December 31 of each respective year.
(2) Estimated market capitalization in January 2011.
(3) Market capitalization as of January 13th 2016.

This dismal result is primarily related to **FACTORS OTHER THAN** the decline in oil prices or the previous DOJ & SEC investigation

From January 2011 to September 2013, almost 85% of Hyperdynamics' value was already lost

Over this period, over $150 million in shareholder provided capital squandered

Ray Leonard and Board have consistently only provided either incomplete or no explanations

This capital could have and should have been used to successfully grow and develop the Company

EMPower
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Ineffectual internal controls and lack of accountability has led to multiple missteps

We believe that Ray Leonard and the Board's ineffectual internal controls played an important role in their multiple disastrous actions...

2009	**Under the control of Ray Leonard, the Company stated in 2009 that "internal control deficiencies" were identified, which were supposedly addressed at the time**
2011	**However, Ray Leonard and the Board were again required to state that they had "material internal control weaknesses" during the 2011 fiscal year**
2012	**The Company was required to make an additional "material internal control weaknesses" declaration for the 2012 year**
2013	**Ray Leonard and the Board were not willing or able to address and remedy these issues and in 2014 the Company's auditors, Deloitte, declined to continue in that capacity**

This and other clear incompetence has led to the continuous misallocation of the Company's capital, with accountability consistently being avoided

EMPower
CAPITAL

Ineffectual internal controls and lack of accountability has led to multiple missteps

…During this time, we believe Ray Leonard and the Board squandered shareholder capital and made multiple extremely questionable and unexplained decisions…



Ray Leonard and his management team stated they were looking for "diversification of the asset base" in September 2011

Made $5 million down payment for an "asset" in September 2011

→ Failed to provide any details except to say it was an "oil & gas investment"

Made additional $5 million down payment on the same asset in November 2011

→ This is without describing any progress in discussions

→ At same time stated that "there are significant contingencies to completion of the transaction"

Total of $10 million in down payments, spending over 20% of Company's cash balance at the time

→ Failed to detail the target country or the company or entity down payments made to

→ Failed to explain the strategic benefit for making this investment

In March 2012, less than 5 months after initiating diversification strategy, Ray Leonard and his team lost the entire $10 million down payment. Only explanation provided was that "negotiations terminated without an agreement"

Why did Ray Leonard and Board make such a disastrous decision multiple times right when starting the Company making multi well drilling program on its Guinea concession?

EMPower CAPITAL

Ineffectual internal controls and lack of accountability has led to multiple missteps

…In our opinion, for the management of a junior explorer to completely squander $10 million, or over 20% of its cash balance at the time, is a serious act of mismanagement and incompetence

Clear and concrete steps should have been taken to first not lose this amount of capital

Second, the opportunity and investment rationale for spending over 20% of the Company's cash balance should have been explained to shareholders

Furthermore, the experience and competence should have been had to put the funds in escrow during negotiations in the event the transaction was not satisfactorily completed

Shareholders were extremely displeased that in one of the 3 separate lawsuits brought against the Company and Ray Leonard, this was mentioned as part of the reason for the lawsuit

EMPower
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Consistent display of disregard for the Company, shareholders, and partners

Ray Leonard and the Board have taken multiple actions that display their lack of regard for the Company, shareholders, and partners...

Excerpt From December 28, 2011 8-K

Item 5.03.   Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

On December 21, 2011, the Board of Directors (the "Board") of Hyperdynamics Corporation (the "Company") approved an amendment (the "Bylaw Amendment") to the Company's Amended and Restated Bylaws.

Prior to the adoption of the Bylaw Amendment by the Board, the Company's Amended and Restated Bylaws provided that special meetings of the stockholders may be called by the Secretary upon the written request in proper form of the holders of at least 20% of the outstanding shares of common stock entitled to vote at such meeting. The Bylaw Amendment increased the amount of shares of common stock necessary for stockholders to call a special meeting of stockholders from 20% to 30%.

The foregoing is intended to be only a summary, does not purport to be a complete description of the Amended and Restated Bylaws, as amended, and is qualified in its entirety by reference to the Company's Amended and Restated Bylaws, as amended, attached as Exhibit 3.1 to this Current Report on Form 8-K.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

Exhibit Number	Description
Exhibit 3.1	Amended and Restated Bylaws, as amended

- Changed by-laws to increase stock needed by 50% for shareholders to initiate a shareholder meeting

- Almost immediately after squandering $10 million on the previously mentioned down payments

- The timing of change is curious as was just a few weeks before significantly negative news was announced

- Specifically, news that the Company would not be able to drill previously budgeted second well, the Baraka-1

- Additionally, six weeks afterwards the Company announced that its first well, the Sabu-1, did not find commercial oil

While most public companies have taken steps to become more shareholder friendly, Ray Leonard and the Board have made the Company less so

EMPOWER
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Consistent display of disregard for the Company, shareholders, and partners

...Until recently, Ray Leonard and the Board had not called an annual shareholder meeting for almost 2 years...

Our analysis has found that this is in violation of the Company's by-laws, which require at least one shareholder meeting every year

Although a shareholder meeting has recently been announced for December of this year, no real explanation has been provided as to the reason for not having a shareholder meeting in 2014

Ray Leonard and the Board's policies have not been and are not shareholder friendly and transparent, and have shown a clear disregard for shareholders

We believe that shareholders should be respected and kept informed as to the running of the Company

EMPower
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Consistent display of disregard for the Company, shareholders, and partners

...Furthermore, Ray Leonard has previously taken a somewhat combative stance towards its operating partner, Tullow Oil

Ray Leonard's actions and statements raise multiple questions and concerns	A different and more cooperative public response was most likely the best approach
After Tullow stated a force majeure event occurred due to the DOJ investigation, Ray Leonard's response was that *"Tullow's assertion without advance notification or discussion of force majeure."* This is a cause for concern if Ray Leonard is or was not in good communicating terms with the lead partner of its only concession.	We do not believe that the publicly aggressive action and letter sent by Ray Leonard was the best approach. We believe that:
Additionally, Ray Leonard claimed that *"Hyperdynamics believes Tullow's unilateral actions are unwarranted and untimely."* This is quite an aggressive and combative public response, especially for being the Company's preliminary statement.	1. There should have been clear public engagement with Tullow in a good faith manner; 2. Use of cooperative language in public that emphasized the partnership and the rationale for selecting Tullow in the first place should have been used;
These two statements from Ray Leonard also raise multiple other questions and concerns.	3. And indication that although Hyperdynamics does not believe a force majeure event occurred, the Company would be working closely and constructively with Tullow to address their concerns

We understand the concern that the announcement of the force majeure event caused, however, we believe that immediately antagonizing one's partner in public is not the best approach for a successful long-term partnership

EMPOWER CAPITAL

Continuous questionable actions have led to loss of complete credibility

From our analysis, what truly happened in relation to the drilling debacle of Sabu-1 and Baraka-1 has not been fully nor adequately explained…



Some of the problems that would be faced with the two well drilling program, which included the primary well, the Sabu-1, and the secondary well, the Baraka-1, were known to the Company months before drilling was initiated

Ray Leonard stated the Sabu-1 well would *"cost approximately $35 million"* to drill and was a *"straight forward structure"*

Additionally, in the conference call prior to drilling, Ray Leonard stated that the drill ship was *"thoroughly inspected and fully certified as ready to go to work by Hyperdynamics"*

The Sabu-1 well eventually cost over $125 million – more than 3.5x the estimate immediately prior to drilling

Two weeks prior to drilling, he further confirmed that the planned two wells, the Sabu-1 and Baraka-1, would be drilled for a total estimated cost of $80 million

However, approximately one month after commencing drilling, Ray Leonard changed the cost estimate to drill the Sabu-1 well and the Baraka-1 well to $135 million for both wells

He also indicated that there were problems with the drilling relating to "logistical and operational issues"

Only the Sabu-1 well was drilled, with problems blamed on being the "new kid on the block" that led to port delays and drill ship issues although the ship was specifically affirmed as ready to go and evidence showing there was ample time for some problems to be addressed

What occurred displays the lack of experience and understanding Ray Leonard and the Board have in working in West Africa and leading an exploration company

EMPower CAPITAL

Continuous questionable actions have led to loss of complete credibility

...In our opinion, for a company that has only one asset and where the entire value of the company is derived from this asset the costly errors and mismanagement are inexcusable...

Multiple shareholders agree and have expressed their displeasure with Ray Leonard and the Board in various ways and on a number of occasions

Including with certain shareholders filing a lawsuit in April 2012 against Ray Leonard and the Board specifically for making false and misleading statements

Additionally, a separate lawsuit was filed by other shareholders in May 2012 against the Company and Ray Leonard for negligent misrepresentation

These lawsuits are separate and prior to the FCPA related class action lawsuit by other shareholders

EMPower
CAPITAL

Continuous questionable actions have led to loss of complete credibility

…We feel that Ray Leonard and the Board have also failed shareholders and have not provided any detail relating to why the FCPA legal costs were so high

Approximately $12.7 million was spent on legal fees relating to the recently concluded DOJ and SEC FCPA investigations

Our research and analysis has found that the legal cost for such a small company with only one asset in one country should cost at least 3x less, or up to $8 million less

Our findings are further supported by a news report from the Wall Street Journal regarding FCPA costs

We appreciate that these cases have been a significant distraction and there are legal and other professional costs with addressing them, however, that does not excuse the amount that was spent

EMPOWER
CAPITAL

Continuous questionable actions have led to loss of complete credibility

...Since 2012, almost $50 million in cash spent on salaries and admin – for only one asset that operatorship was farmed out in Dec. 2012, no growth initiatives executed, and excluding FCPA costs...

Cumulative Sources & Uses of Cash From March 2012 to June 2015



Since announcing in Feb 2012 that the Company would *"diversify away from holding only a large concentrated position in Guinea"* the only related activity was to write-off the $10 million down payment it made in 2011

During this time, Ray Leonard and the Board have had an average monthly cash spend of $1.2 million (excluding non salary and admin expenses) – all while losing over 92% of market value since March 2012

Ray Leonard and the Board's capital allocation and other substantial errors have caused Hyperdynamics to miss multiple growth opportunities, destroyed shareholder value, while bleeding the Company's cash reserves

EMPower CAPITAL

Continuous questionable actions have led to loss of complete credibility

The below note from Seeking Alpha sums up how poorly Hyperdynamics has been managed...

Investors Cautioned To Read Hyperdynamics' Press Releases Carefully

📅 May 9, 2014　　💬 Comments Off　　👁 56 Views　　🏷 Resources, Trading　　👤 Seeking Alpha

Summary

- Hyperdynamics has suffered terrible news: dilution, non-commercial first well, CFO and accounting firm resignations, SEC/DOJ subpoenas, NYSE delisting warnings, numerous lawsuits, and a force majeure declaration by its majority partner.

- The May 5 press release stating removal of the force majeure declaration looks positive on the surface, sending the stock price up over 200% near prior levels.

- The most positive possible outcome from this most recent event would still be net negative from February: delayed drilling, burned cash and newly strained partner relations.

- A careful reading of the events leading up to and including the May 5 press release paints a very different picture from investors' positive reactions.

- I believe the stock price increased too far too fast based on this tepid news and could fall back to prior levels of $1.50 or lower.

Unlike many small oil companies, Hyperdynamics (HDY) is an all or nothing situation. The company and investors will either strike it rich with its only Guinea offshore play or they will crash and burn without ever making a penny from drilling oil. From the latest 10-Q, Status of Our Business:

If Ray Leonard and the Board are allowed to continue leading Hyperdynamics, these issues will not get fixed

EMPOWER
CAPITAL

No strategy or vision to take advantage of current opportunities for future growth

Thus, we are looking to effect necessary change at a very important inflection period for Hyperdynamics...

1   Hyperdynamics has approximately $15.7 million in cash as of September 2015 and a public company status which can be beneficial during negotiations in the future

2   Additionally, in its Guinea concession, the Company has a very prospective asset which is fully funded for the next exploration well

3   Hyperdynamics can be significantly valuable and provide transformational upside to shareholders by very selectively identifying and opportunistically acquiring de-risked low cost world-class assets

4   The Company can achieve this growth while at the same time maintaining a sizable working interest in the Guinea concession

However, Ray Leonard and the Board have shown time and again that they lack the strategy, ability, and focus to run Hyperdynamics let alone grow and create it into a sustainably valuable company

EMPower CAPITAL

EMPOWER PROPOSES A NEW GROWTH STRATEGY AND NEW TEAM

Empower's strategy to unlock substantial growth

We propose a refocused strategy and reengagement with partners

Improve capital allocation & emphasize partnerships	▪ The Company has operated in a disastrous way where overspending has been the norm and the use of capital has not been carried out in a prudent and strategic manner. ▪ Part of our plan to improve capital allocation is to decrease and realign salaries so that the Company can be in a strong position for future development and to continue with a large working interest in its Guinea oil block while emphasizing partnerships.
Rebuild trust with global partners, investors, and other key stakeholders	▪ Over the past several years the CEO and legacy board has not engaged or communicated well with the all of the Company's key stakeholders. ▪ This has caused the Company to lose complete credibility and their actions have put the future of the Company in real jeopardy. ▪ Without the support of current shareholders, the global investment community, and other current and future partners, Hyperdynamics will not be able to raise capital in the future nor garner the support to continue as a significant working interest partner in the Guinea concession.
Opportunistically acquire a low cost world-class prolific potential asset	▪ Hyperdynamics has a sizable working interest in one of the largest concessions in West Africa, which is also fully funded for the next stage of exploration – however, this is the Company's only asset ▪ We believe the current low price oil environment creates a unique opportunity to leverage Hyperdynamics' position and public market status to create a high impact African oil explorer focused on targeted giant-sized potential assets ▪ Our proven nominees will look to selectively acquire a very high potential and already de-risked asset in an established region that has a low economic break-even price in a country where we have strong relationships and only in an opportunistic scenario.

EMPOWER CAPITAL

Improve capital allocation & emphasize partnerships

In addition to the multitude of other capital allocation problems by Ray Leonard and the legacy board, there have been excessive salaries and payments to the top management without results

Since 2011, the top management and directors have received almost $18,000,000 in salary and payments, with salaries being raised again in October 2015

For 2014 and 2015, the Board approved Ray Leonard's cash salary and bonus of $1,200,000, even while acknowledging that he achieved none of the Company's compensation metrics and goals

Instead of emphasizing excess and unaccountability, reestablishing strong working partnerships with the Company's leading stakeholders need to be emphasized

Part of our plan to improve capital allocation is to decrease and realign salaries so that the Company can be in a strong position for future development and to continue with a large working interest in its oil block

EMPOWER
CAPITAL

Rebuild trust with global partners, investors, and other key stakeholders

Even with a successful well in Guinea, shareholders and investors will not support the Company with the CEO and legacy board still in place, thus trust rebuilding and reengagement are needed

Our goal is to be shareholder focused and we have already engaged with nearly all of the key shareholders and our plan and course of action is based on discussions with and support from them

To continue to maintain a strong working interest and participate in the develop of the block if the drilling is successful, we will start rebuilding trust with shareholders immediately

And if the next well is not successful, it will be even more important to have a strong relationship with shareholders and investors so that we can successfully participate in the future drilling of the other prospects

Even if the next well in Guinea well is successful or not, strong leadership is needed that is focused on rebuilding and maintaining the trust with investors such that they support the Company for future commitments

EMPower
CAPITAL

Empower's strategy to unlock substantial growth

We propose replacing the Board with a new management and team

Empower firmly believes that new leadership and vision is needed

- The Board should be replaced with proven and focused directors
- The new board will have a mandate to put in place a CEO with the right exploration experience and shareholder focus
- Together will be able to implement the strategic and urgent initiatives which will position the Company for long-term success

Empower's director nominees are uniquely qualified and proven value creators

- Empower's director nominees each has skills important and necessary for taking Hyperdynamics to the next level of growth and development
- Proposed director candidates bring fresh perspectives and willingness to work very hard to get the Guinea block drilled while maintaining the long-term support of the Guinea government
- Additionally, they possess the right experience, relationships, and focus to transform Hyperdynamics and create substantial shareholder value

32

EMPOWER CAPITAL

Experienced and high performing group to lead strategic growth plan

Proven and uniquely positioned to develop Hyperdynamics into high impact low cost Africa focused explorer



Gerald Bailey, PhD

- Petroleum engineer with over 40+ years experience in all aspects of onshore and offshore oil exploration and development, and has served on numerous energy company executive boards
- Former President of Exxon for the Arabian Gulf, responsible for all aspects of Exxon's business activities in the region
- Currently Chairman of Bailey Petroleum and American Impact Energy as well as Vice Chairman of Trinity Energy Group
- Serves as Chief Executive Officer of TSX listed MCW Energy, which is developing environmentally-safe extraction methods of oil
- Held senior and executive positions with Abu Dhabi Onshore Oil Company, Qatar Petroleum Corp, and Esso Standard Libya



William Hayden, BSc

- Geologist with over 35+ years experience in the African oil & gas and natural resource exploration industry
- Former Co-founding Director of Ivanhoe Agadem Petroleum, one of first western oil groups to re-discover the prolific Agadem oil basin and work with the Government of Niger and their most recent petroleum code advisors to explore the basin prior to CNPC
- Co-founder and former President of Ivanplats, a successful first mover in DRC and southern Africa having discovered and initiated develop of two of the largest natural resource projects in Africa since the early 1990's
- Previously President of Ivanhoe Philippines and GoviEx Uranium Niger
- Currently a Director of Ivanhoe Mines (TSX), NovaCopper (NYSE & TSX), Globe Metals & Mining (ASX), and Sky Alliance Resources



James Wilson, MBA

- Over 15+ years experience in financing and developing public and private companies and projects in U.S., Africa, and Asia
- Chairman of Empower Capital, an emerging natural resource and infrastructure projects developer in Africa, including in Nigeria, Ethiopia, Kenya, Zambia, Ivory Coast, and other West African countries
- Senior Advisor or Director of Fortune 500 and junior companies operating in Africa, including Sinopec, China Railway Construction Corporation, and Sky Alliance Resources
- Former investment banker with JP Morgan, Standard Chartered, and Morgan Joseph
- Deep and close relationships with key decision makers across multiple countries in Africa and recognized by global media outlets as an innovative Africa-focused entrepreneur and deal-maker



Andrew Windham, BA

- Over 30+ years experience in the oil exploration industry, primarily focused in Africa where he has explored for or developed oil & gas projects in over 10 African countries
- Currently a Director of T5 Oil and Gas, which is an Africa focused oil & gas exploration and investment company founded by previous Tullow Board members and senior executives
- Former Managing Director of the Africa region at Tullow Oil, where he played a key role in making Tullow what it is today and led the company's entry into now prolific countries with significant oil discovers such as Ghana, Kenya, Uganda, among many others

EMPOWER CAPITAL

Empower's director nominees have substantial exploration success across Africa

Proposed director nominees have led development of or discovered some of the most prolific recent oil and natural resource projects in Africa



Niger

Ivanhoe Agadem Exploration: Founding Director of one of the first western oil groups to identify the prospectivity of now prolific Agadem basin

Guinea

Sky Alliance: Led and advised minerals exploration junior company through successful and over-subscribed IPO of its principle mining asset

Ghana

Tullow: Opened up the now prolific basin with the ground-breaking discovery of the substantial Jubilee offshore field

Brought the Jubilee field on-stream within two and a half years of its discovery

Libya

Exxon: Supervised the LNG and oil field production operations in the country, which is one of the largest oil producers in Africa

Uganda

Tullow: Opened up the now prolific basin with a series of discoveries in or around Lake Albert with successful sale down to CNOOC and Total

DRC

Ivanhoe Mines: Successfully discovered and initiated the largest copper belt find since the early 1990's

Ranks as world's largest high-grade copper discovery (PDAC's international discovery of year)

In contrast to the current Board, our proposed director nominees have significant experience in Africa and global capital markets, with the ability to successfully work under the most demanding situations

EMPOWER CAPITAL

Overview of skills matrix of Empower director nominees

 **Gerald Bailey, PhD**

 **William Hayden, BSc**

 **James Wilson, MBA**

 **Andrew Windham, BA**

	Proposed Director Nominees			
International Oil & Gas and Resources Experience	✓	✓	✓	✓
Africa Experience	✓	✓	✓	✓
Guinea Experience		✓	✓	
Strategic Oversight	✓	✓	✓	✓
Other Board Experience	✓	✓	✓	✓
Governance	✓	✓	✓	✓
Financial & Accounting	✓	✓	✓	✓
Mergers & Acquisitions	✓	✓	✓	✓
Government Relations / Regulatory	✓	✓	✓	✓
Human Resources	✓	✓	✓	✓
Legal / Capital Markets Experience in US	✓	✓	✓	
Global Capital Markets Experience	✓	✓	✓	✓
Risk Management	✓	✓	✓	✓

EMPOWER CAPITAL

EMPOWER BELIEVES IN THE GUINEA BLOCK AND OPPORTUNITIES IN AFRICA

We believe the value of the Guinea block is worth multiples of current price

We believe in Hyperdynamics and the potential of its Guinea block and want to reengage with key partners and the global investment community regarding the compelling potential

Potentially prolific oil block with 3D seismic studies

- Sizable working interest in large offshore acreage that has seen significant investment and meaningful de-risking

- 3D seismics and other studies indicate over 8 billion barrels of unrisked oil and multiple prospects & plays with close to 1 billion barrel prospective resource

- Additional high probability drilling targets indicated by Tullow provides further substantial upside potential

World-class operating partner in Tullow that is funding next well program

- Well-known, world-class, and experienced operating partner with excellent record of drilling success

- Exploration and appraisal well drilling program primarily funded by Tullow

- A petroleum system has been proven in the target area

Multiple substantial recent discoveries in region

- Underexplored West Africa area with substantially high rate of drilling success in the region

- Region has multiple successful exploration plays

- Past several years have led to substantial and significant discoveries in the West African region

- The cross Atlantic Transform margin story is proving to be real and the Liza discovery offshore Guyana further increases the Guinea block's prospectivity

Potential as one of lowest economic breakeven oil price estimates in the region

- First mover advantage benefiting consortium with one of the best PSC terms in the region

- Contractor share of oil at approximately 60% up to first 100,000 barrels of daily production

- Low economic breakeven oil price of between US$40 to US$45 per barrel, and potentially lower dependent on whether drilling and other related costs decrease further

EMPOWER
CAPITAL

Numerous discoveries with high success ratio exhibits potential of Guinea block

This regional map shows that multiple discoveries have been made across the West Africa Transform Margin, including in almost every country that exploration has taken place from Senegal to Ghana



WEST AFRICA

31 — DISCOVERIES (2010 – 2014)

63 — WELLS PLANNED

SIERRA LEONE & LIBERIA

12 — WELLS DRILLED (HISTORIC)

73% — EXPLORATION SUCCESS

COTE D'IVOIRE

9 — WELLS DRILLED (HISTORIC)

67% — EXPLORATION SUCCESS

GHANA

9 — WELLS DRILLED (HISTORIC)

67% — EXPLORATION SUCCESS

63% — COMMERCIAL SUCCESS (18 WELLS)

- Estimated 5.0 Billion BO discovered in the West Africa Transform Margin in only 5 years of exploration
- Ghana's Jubilee Field on production at approximately 110,000 BOPD
- Significant discoveries in Sierra Leone, Liberia and Cote d'Ivoire
- Global hotspot – major international oil companies – ExxonMobil, Chevron, Total, ENI and leading explorers: Anadarko, Tullow

Cairn Conoco Phillips Discoveries

Svenska FAR Discovery

Venus, Jupiter, Mercury Discoveries

Montserrado-1

LB-12(Chevron) Carmine-1 Well (2012) Goshtern-1 (drilling)

LB-13

Jubilee/TEN Area Discoveries

Saphir-1XB Discovery

Narina Discovery

200 km

EMPOWER CAPITAL

World-class and transformational opportunities available onshore Africa

Onshore Africa and some offshore provide specific opportunities to very selectively acquire an already de-risked low cost world-class asset that currently have distressed valuations and potential for transformational upside



We have identified specific transformational potential opportunities in select countries

EMPOWER
CAPITAL

WHAT CAN SHAREHOLDERS DO AT THIS CRITICAL TIME?

Support Empower's plan for change and vote for our slate of four directors

Shareholders can support our plan and vote for our slate of directors at the shareholder meeting on January 27, 2016 and we can work together along with other stakeholders to implement needed change

Status Quo	Empower's Plan
X Directors and CEO who oversaw significant value destruction remain in place	✓ Reconfigured board with strong independent directors and proven ability to create value in oil & gas and Africa
X Directors and CEO who have displayed incompetence and disregard for Company and partners remain in place	✓ Reconfigured board with mandate to put in place the right ream with the right experience and shareholder focus
X Directors and CEO who have lost complete credibility , are unaccountable, and who shareholders and partners do not trust remain in place	✓ Reconfigured board with ability to position Hyperdynamics for significant long-term growth

EMPower
CAPITAL

APPENDIX: ANALYSIS OF GUINEA CONCESSION'S STRONG FUNDAMENTALS AND SIGNIFICANT UPSIDE POTENTIAL

3D seismic shows block has unrisked 8 billion+ bbls with multiple play types



Guinea block has multiple prospects and leads with 1 billion+ bbl estimates



30%
25%
20%
15%
10%
5%
0%
Chance of Success
Lower Risk / Lower Resources
Lower Risk / Higher Resources
Higher Risk / Lower Resources
Higher Risk / Higher Resources
Sylli
Nimba
Milo
Fatala (EOS)
Baraka
Truncation
Eocene Carbonate
Yiki
N.C. Lead 3
N.C. Lead 2
-
200
400
600
800
1,000
1,200
1,400
1,600
1,800
Unrisked Prospective Oil Resources (MMBBL)
Neocomian Carbonate Leads
Deep Water Fans
Shallow Water Prospects
* Lower cost wells

Source: Netherland, Sewell & Associates, Inc.

Primary prospect considered similar to 1.2 billion+ bbl Ghana Jubilee Field

Tullow has indicated that the consortium's primary prospect for drilling in 2016, Fatala, is analogous to their 1.2 billion bbl reserve Jubilee Field in Ghana (which also has additional 4 billion+ bbl potential)



Côte d'Ivoire
LEGEND
Ghana
DEEPWATER TANO
Tullow 49.95%
WEST CAPE
THREE POINTS
Tullow 22.896%
Tweneboa
Jubilee
Unit Area
Teak
Odum
Enyenra
Odum
East
Mahogany
East



Jubilee Field
S
N
Clastic wedge with updip pinchout

Jubilee Field

- Discovered 2007
- WD 1,300-1,500m
- Reserves: 1200 mmbbl
- Turonian fan sands
- High rate reservoir
- Oil Gravity 37º API
- First oil December 2010 60,000 BOPD
- Tullow est gross resource upside potential 4Bn bbls



Jubilee Slope
Fan Complex

EMPOWER CAPITAL

Primary prospect for drilling in 2016 has approximately 1 billion bbl potential



- Water depth of approximately 2,895 m
- Main target is sandstone reservoir of Cenomanian age
- As previously mentioned, one of several prospects similar to the transformation discoveries and producing fields Tullow discovered in Ghana



Location of seismic profile shown by red line on map

EMPOWER
CAPITAL

Primary prospect for drilling in 2016 has approximately 1 billion bbl potential

Primary Prospect - Fatala

- Pmean of over 350MMBOE
- P10 upside of over 950MMBOE
- Primary Objective, Single Zone Resources



Sea Floor Bathymetry
WD Meters
Fan Prospects Upper Cretaceous
Buried Hill + Albian Prospects
GU-2B-1
Baraka
Buried Hill
Fatala
Sabu-1

Fatala
Inline
Crossline
2200.0
4260.0
2600.0
4260.0
3000.0
4260.0
4000
5000
6000
Primary target
Secondary targets

- Thick high-quality potential reservoir
- Several potential reservoir intervals
- Target at ~2,000m below sea floor, which is ideal for good reservoir needed for commercial accumulation

EMPOWER CAPITAL

Primary prospect for drilling in 2016 has approximately 1 billion bbl potential



